FORM N-8F


                          Amended as of August 1, 2002


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [X]   Merger

      [  ] Liquidation

      [  ]  Abandonment of Registration

      (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form).

      [  ]  Election of status as a Business Development Company

      (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:     Gintel ERISA Fund (the "Applicant").

3.    Securities and Exchange Commission File No: 811-3279

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [  ]  Initial Application     [X]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      6 Greenwich Office Park
      Greenwich, CT 06831

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6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Aviva L. Grossman, Esq.
      Kramer Levin Naftalis & Frankel LLP
      919 Third Avenue
      New York, NY 10022
      (212) 715-7507

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2].

      Stephen G. Stavrides
      6 Greenwich Office Park
      Greenwich, CT 06831
      (203) 622-6400

      (Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.)

8.    Classification of fund (check only one):

      [X]   Management Company;

      [ ]   Unit investment trust; or

      [  ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]   Open-end          [  ]  Closed-end


10. State law under which the fund was organized or formed (e.g. Delaware, Massachusetts):

      Commonwealth of Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Investment Adviser:     Gintel Asset Management, Inc.
                              6 Greenwich Office Park
                              Greenwich, CT 06831

      Former Investment Adviser:    N/A

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12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            Gintel & Co.
            6 Greenwich Office Park
            Greenwich, CT 06831

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):   N/A

      (b)   Trustee's name(s) and address(es):  N/A


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [  ]  Yes   [X]   No

      If Yes, for each UIT state:
            Name(s):

            File No.: 811- _______

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [X]   Yes   [  ]  No

            If Yes, state the date on which the board vote took place: June 10, 1996

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [X]   Yes   [  ]  No

            If Yes, state the date on which the shareholder vote took place:
            September 26, 1996

            If No, explain:

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II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X]   Yes   [  ]  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
            September 30, 1996

      (b)   Were the distributions made on the basis of net assets?

      [X]   Yes   [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

      [X]   Yes   [  ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

      (e)   Liquidations only:

            Were any distributions to shareholders made in kind? N/A

      [  ]  Yes   [  ]  No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:

      Has the fund issued senior securities? N/A

      [  ]  Yes   [  ]  No    N/A

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]   Yes   [  ]  No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

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19.   Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]  Yes   [X]   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?

      (See question 18 above)

      [  ]  Yes   [X]   No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [  ]  Yes   [  ]  No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]  Yes         [X] No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses:                     $72,625

            (ii)  Accounting expenses:  approx.       $16,700

            (iii) Other expenses (list and identify separately):

                  Proxy - Printing:                  $7,651
                  Chase - Transfer Agent fee:         5,832
                  Proxy Cards - Printing & Mailing    4,591
                  24f-2 Filing Fee:                   1,907
                  Prospectuses - Printing             1,866
                  Dividend Letter                       694
                  Letter after Vote                     320
                  Chase - Custody Expenses:             270
                  Proxy - Mailing                       266
                  Chase - Fund Accounting Expenses      255
                  Miscellaneous Mailing Expenses        148
                                                     -------

                                                     $23,800

            (iv)  Total expenses (sum of lines (i)-(iii) above):   $113,125

      (b) How were those expenses allocated? 80% allocated to Gintel Fund and 20% allocated to Applicant, except for Dividend Letter, which was allocated 100% to Applicant, and 24f-2 Filing Fee, which was allocated 100% to Gintel Fund.

      (c) Who paid those expenses? All fees and expenses allocated to Applicant were paid from the assets of the Applicant retained in the Liquidation for such purpose.

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]  Yes         [X]   No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes         [X]   No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes         [X]   No

      If Yes, describe the nature and extent of those activities:

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VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger: Gintel Fund

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-03115

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: 333-09227; Form N-14; July 31, 1996.

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

            The undersigned states that (i) he has executed this amended Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Applicant; (ii) he is Trustee of the Gintel ERISA Fund; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken. The undersigned also states that the facts set forth in this amended Form N-8F application are true to the best of his knowledge, information and belief.


                                    GINTEL ERISA FUND


                                    /s/ Stephen G. Stavrides

                                    Stephen G. Stavrides
                                    Trustee